GEOEX LIMITED
Serving the mining industry since 1974

To the Board of Directors of Rubicon Minerals Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F for the year ended December 31, 2010 of the report titled “Technical Report Mineral Resource and Geological Potential Estimates, F2 Gold System – Phoenix Gold Project, NTS 52N/04, Red Lake, Ontario, for Rubicon Minerals Corporation, dated effective July 31, 2010 (the “Technical Report”) and of extracts from or a summary of the Technical Reports if required, and to the use of my name under this annual report as a named expert.

Dated as of this 31st day of March 2011

“Peter T. George”

Original sealed by
Peter T. George, P.Geo., Ontario #620
______________________________
Peter T. George, P. Geo.
Geoex Limited

Unit 801, 70 Dyrgas Gate, Canmore, Alberta, Canada, T1W 3J6
Home/Office (403) 675-0129 Cell (647) 407-4369, Peter T. George, P. Geo., petegeol@hotmail.com